                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee required)

    For the fiscal year ended December 30, 2000

                                       Or

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee required)

    For the transition period from _____________ to ___________

    Commission file number ____________________________________

    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

              EATON CORPORATION SHARE PURCHASE AND INVESTMENT PLAN

    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

       Eaton Corporation
       1111 Superior Avenue
       Cleveland, Ohio 44114-2584


                                   SIGNATURES

    The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                        (Name of Plan)
                                              EATON CORPORATION SHARE PURCHASE
                                              AND INVESTMENT PLAN

    Date: June 27, 2001                   By: Eaton Corporation Pension
                                              Administration Committee


                                              By: /s/ S. J. Cook
                                                  ----------------------------
                                                          (Signature)
                                                  S. J. Cook
                                                  Vice President-Human Resources
                                                  Eaton Corporation

                         Report of Independent Auditors

Corporate Compensation and Organization Committee of Eaton Corporation Eaton Corporation Share Purchase and Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Eaton Corporation Share Purchase and Investment Plan as of December 30, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 30, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 30, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 30, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes at end of year as of December 30, 2000, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


Cleveland, Ohio                                                                1
June 14, 2001

                                       /s/ Ernst & Young LLP

              Eaton Corporation Share Purchase and Investment Plan

                 Statements of Net Assets Available for Benefits

                                                                                           December 30,
                                                                                    2000                  1999
                                                                           ---------------------------------------------
ASSETS
Investments:
   At fair value:
     Eaton Corporation Common Shares                                         $      552,429,626    $      540,182,986
     Mutual funds                                                                   412,295,916           444,513,321
     U.S. Government securities                                                      51,022,283            64,258,014
     Corporate debt instruments                                                      44,342,102            52,529,896
     Participant notes receivable                                                    29,751,642            29,615,919
     Short-term investments                                                          40,988,452            37,967,724
   At contract value:
     Guaranteed investment contracts                                                         --               449,619
                                                                           ---------------------------------------------
Total investments                                                                 1,130,830,021         1,169,517,479

Receivables:
   Interest and dividends                                                            15,972,958             1,849,505
   Accrued sales of investments                                                          21,110               869,881
   Stock dividend                                                                    89,153,788                    --
                                                                           ---------------------------------------------
Total receivables                                                                   105,147,856             2,719,386
                                                                           ---------------------------------------------
Total assets                                                                      1,235,977,877         1,172,236,865

LIABILITIES
Accrued purchases of investments                                                     14,467,844             4,034,862
Other payables                                                                           26,427                 1,459
                                                                           ---------------------------------------------
Total liabilities                                                                    14,494,271             4,036,321
                                                                           ---------------------------------------------
Net assets available for benefits                                            $    1,221,483,606    $    1,168,200,544
                                                                           =============================================


See notes to financial statements.

              Eaton Corporation Share Purchase and Investment Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year Ended December 30, 2000


ADDITIONS
Investment income:
   Net appreciation in fair value of investments               $   29,455,700
   Dividends                                                       19,454,184
   Interest                                                        13,427,719
   Transfers from other plans                                       1,927,383
                                                              -----------------
                                                                   64,264,986
Contributions:
   Employer                                                        42,226,697
   Employee                                                        74,173,055
   Rollover                                                         5,765,163
                                                              -----------------
                                                                  122,164,915
                                                              -----------------
Total additions                                                   186,429,901

DEDUCTIONS
Distributions to participants                                     133,146,839
                                                              -----------------
Net increase                                                       53,283,062
Net assets available for benefits at beginning of year          1,168,200,544
                                                              -----------------
Net assets available for benefits at end of year               $1,221,483,606
                                                              =================


See notes to financial statements.

              Eaton Corporation Share Purchase and Investment Plan

                          Notes to Financial Statements

                         December 30, 2000 and 1999 and
                          Year Ended December 30, 2000


A. SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Eaton Corporation Share Purchase and Investment Plan (Plan) are prepared under the accrual method of accounting.

Investments are stated at fair value as measured by quoted prices in active markets, except for guaranteed investment contracts, which are recorded at contract value, and the Fidelity Contra Fund, which is stated at fair value as determined by the trustee. Contract value, which approximates fair value, represents contributions made under the contracts plus interest at the rates specified by the contracts less funds used to pay expenses of the contracts. Participant notes receivable are valued at their outstanding balances, which approximate fair value. At December 30, 2000, the Eaton Corporation Common Shares are valued at the ex-dividend price to reflect the spin-off and stock dividend related to Axcelis Technologies Inc. (See Note H).

The cost of shares sold for the mutual funds and the Eaton Common Shares Fund is based upon the average cost of each participant's shares sold for purposes of determining realized gains and losses.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

B. DESCRIPTION OF PLAN

The Plan generally provides that an Eaton employee who is in the regular service of a class in a division or group to which Eaton Corporation (Eaton, the "Company", or the "Plan Sponsor") has extended eligibility for membership in the Plan (other than a temporary employee who is hired for a specific, limited period of time or for the performance of a specific, limited assignment or employees covered by a collective bargaining agreement that does not specify coverage under the Plan) will be eligible to participate on any date established in accordance with administrative procedures which follows the date an employee first incurs an hour of service.

              Eaton Corporation Share Purchase and Investment Plan

B. DESCRIPTION OF PLAN (CONTINUED)

Employees may make a combination of before-tax and after-tax contributions ranging from 1 to 17% of base pay. Employee contributions up to 6% of eligible compensation are eligible for employer match. Participants may change their contributions monthly and accounts are valued daily. Eaton matches regular employee contributions as determined under a formula. This formula compares Eaton's earnings per share for the most recently reported calendar quarter with the average of Eaton's per share earnings for the previous two calendar years. If the most recently reported calendar quarter's earnings per share are identical to the two calendar year average, the Company's matching contribution will be 50% for each dollar contributed by employees. Company matching contributions will increase or decrease depending on whether the most recently reported calendar quarter's earnings per share are greater than or less than the two calendar year average, respectively. For each 2% that the most recently reported calendar quarter's earnings per share is greater than or less than the two calendar year average, 1% will be added or subtracted respectively from the standard Company matching contribution of 50%. Company matching contributions will not be less than $.25, or more than $1.00 for each dollar of regular employee contributions, except under special circumstances as defined in the Plan document. There will be an additional $.10 match with ESOP shares per dollar of before-tax and after-tax contributions, up to 17% of eligible compensation, to match contributions initially invested in the Eaton Common Shares Fund. This match is reduced to $.05 for certain highly compensated employees.

Each participant's account is credited with an allocation of the Plan's earnings based on participant account balances, as defined.

Eligible employees may borrow from their accounts a minimum of $1,000, up to a maximum equal to the lessor of $50,000 or 50% of their vested account balance reduced by their highest outstanding loan balance during the preceding 12 months. The loans are secured by the balance in the participant's account and bear interest at a published rate, as defined. Principal and interest is paid ratably through payroll deductions.

Company contributions are provisionally allocated during the year and become non-forfeitable on the last day of each Plan year or upon other events as indicated in the Plan document.

              Eaton Corporation Share Purchase and Investment Plan

B. DESCRIPTION OF PLAN (CONTINUED)

All Company matching contributions are invested in the Eaton Common Shares Fund. Employee contributions may be invested in any of the fund options available under the Plan. Participants may reallocate their accumulated contributions daily among the various funds consistent with the ratios specified in the Plan.

Key Trust Company of Ohio, N.A. is the Trustee of the Plan.

All costs and expenses incurred in administering the Plan are paid by the Plan unless otherwise determined by Eaton.

Eaton may amend, modify, suspend or terminate the Plan. No amendment, modification, suspension or termination of the Plan shall have the effect of providing that any amounts then held under the Plan may be used or diverted to any purpose other than for the exclusive benefit of members or their beneficiaries.

Information about the Plan is contained in the Plan document, which is available from the Company's Human Resources Department upon request.

C. CONTRIBUTIONS

Company matching contributions were made at the following rates per dollar of regular employee contribution:

                    PERIOD                                             RATE
       -------------------------------------------------------------------------
       1 month ended December 30, 2000                               $  .25
       3 months ended November 30, 2000                                 .96
       3 months ended August 31, 2000                                   .68
       3 months ended May 31, 2000                                     1.00
       2 months ended February 28, 2000                                1.00

              Eaton Corporation Share Purchase and Investment Plan

D. INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan's net assets available for benefits are as follows:

                                                          DECEMBER 30
                                                      2000            1999
                                                --------------------------------

       Fidelity Contra Fund                       $134,246,639    $145,901,976
       Vanguard Windsor Fund                       109,133,471     105,453,648
       Vanguard Institutional Index Fund           108,341,202     121,945,681
       Eaton Common Shares                         552,429,626*    540,182,986*

* Includes nonparticipant-directed contributions

During 2000, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value as follows:

       Eaton Common Shares                                    $  35,353,707
       Mutual funds                                              (7,899,466)
       Government securities                                        999,586
       Corporate debt instruments                                 1,001,873
                                                            -------------------
                                                               $ 29,455,700
                                                            ===================

              Eaton Corporation Share Purchase and Investment Plan

D. INVESTMENTS (CONTINUED)

The Eaton Common Shares Fund contains participant account balances that are both participant-directed and nonparticipant-directed. Because the fund contains balances that are nonparticipant-directed, the entire fund is considered nonparticipant-directed for disclosure purposes.

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                                       DECEMBER 30
                                                                  2000              1999
                                                            ------------------------------------
       Net assets:
          Eaton Corporation Common Shares                     $552,429,626      $540,182,986
          Key Trust EB Money Market Fund                             2,272         7,757,313
          Contributions Receivable                                  21,110           443,077
          Stock Dividend Receivable                             89,153,788                 -
          Accrued purchases                                              -        (3,419,063)
                                                            ------------------------------------
                                                              $641,606,796      $544,964,313
                                                            ====================================


                                                                          YEAR ENDED
                                                                         DECEMBER 30,
                                                                             2000
                                                                     -------------------
       Changes in net assets:
          Participant contributions                                     $ 38,732,930
          Employer contributions                                          42,226,697
          Interest and dividends                                          14,891,334
          Net appreciation in fair value of investments                   35,353,707
          Distributions to participants                                  (58,549,450)
          Net transfers from participant
            directed funds                                                23,987,265
                                                                     -------------------
                                                                        $ 96,642,483
                                                                     ===================

              Eaton Corporation Share Purchase and Investment Plan

E. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                               DECEMBER 30,
                                                                   2000
                                                          ---------------------
       Net assets available for benefits per the
          financial statements                               $1,221,483,606
       Amounts allocated to withdrawing
          participants                                             (822,526)
                                                          ---------------------
       Net assets available for benefits per
          Form 5500                                          $1,220,661,080
                                                          =====================

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                               YEAR ENDED
                                                              DECEMBER 30,
                                                                  2000
                                                          --------------------

       Benefits paid to participants per the
          financial statements                               $ 133,146,839
       Add: Amounts allocated to withdrawing
          Participants at December 30, 2000                        822,526
                                                          --------------------
       Benefits paid to participants per Form 5500           $ 133,969,365
                                                          ====================

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to the end of the Plan year but not yet paid.

              Eaton Corporation Share Purchase and Investment Plan

F. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated April 2, 1996, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

G. TRANSFERS FROM OTHER PLANS

Effective January 1, 2000, all participants of the SUMMA 401(k) Plan became eligible to participate in the Plan. Effective October 1, 2000, the SUMMA 401(k) Plan was merged with the Plan and total assets of approximately $760,000 were transferred to the Plan.

Effective August 31, 1999, the Eaton Corporation Consolidated Controls Corporation Profit Sharing Plan (ECCCC Plan) was terminated in accordance with the plan description. On February 22, 2000, all participants of the ECCCC Plan became 100% vested and could elect a distribution of their account balance. On October 31, 2000, remaining account balances of approximately $1,170,000 were transferred to the Plan.

H. TRANSACTIONS WITH PARTIES-IN-INTEREST

Party-in-interest transactions included the investments in the common stock of Eaton and the special funds of the trustee and the payment of administrative expenses by the Company. Such transactions are exempt from being prohibited transactions.

During 2000, the Plan received $14,891,334 in cash dividends on common stock of the Company.

              Eaton Corporation Share Purchase and Investment Plan

H. TRANSACTIONS WITH PARTIES-IN-INTEREST (CONTINUED)

On June 30, 2000, Eaton Corporation (Eaton) semiconductor equipment operations were reorganized into a wholly owned subsidiary, Axcelis Technologies, Inc. (Axcelis). In July 2000, Axcelis completed an initial public offering for the sale of 20% of its common shares. On December 29, 2000, Eaton distributed its remaining interest in Axcelis to Eaton shareholders as a dividend (spin-off), which was tax free to Eaton and its shareholders for United States income tax purposes. Eaton shareholders (including the Plan) received 1.179023 shares of Axcelis common stock per each whole Eaton common share held as of December 6, 2000 and cash payments for fractional shares. The Axcelis common shares were received by the Plan on January 5, 2001. As a result of the Axcelis spin-off, the Plan had a stock dividend receivable from Eaton Corporation of $89,153,788 in Axcelis common stock at December 30, 2000.

Plan will establish an Axcelis Common Stock Fund to hold the shares of Axcelis common stock received as a dividend, and which shall be maintained as a fund under the Plan for a period expiring on or before December 31, 2002. Upon termination of the Axcelis Common Stock Fund, all Axcelis common stock held by the Plan shall be sold and invested in a money market fund or stable value fund. Distributions from the Axcelis Common Stock Fund shall be made in cash and cash and stock dividends on the Axcelis common stock shall be invested in a stable value fund and Axcelis Common Stock Fund, respectively. Axcelis common stock received by the Plan shall be credited under the Plan to the account related to the Eaton common shares with respect to which the Axcelis common stock was received as a dividend. Participants are not allowed to direct contributions or transfers to the Axcelis Common Stock Fund, but are permitted to direct the transfer of amounts in the Axcelis Common Stock Fund to other funds available under the Plan.

As soon as practicable after January 1, 2001 and effective as of that date, the Plan shall transfer to a defined contribution plan established by Axcelis, the account balances of all Axcelis plan participants, as defined by the Plan and the Employee Matters Agreement entered into on June 30, 2000 by and between Eaton and Axcelis. At December 30, 2000 the account balances of Axcelis plan participants was approximately $83,600,000.

              Eaton Corporation Share Purchase and Investment Plan

                         EIN 34-0196300 Plan Number: 055

         Schedule H, Line 4(i)--Schedule of Assets (Held at End of Year)

                                December 30, 2000

                                               DESCRIPTION OF INVESTMENT
                                                INCLUDING MATURITY DATE,
    IDENTITY OF ISSUE, BORROWER               RATE OF INTEREST, COLLATERAL,                               CURRENT
         OR SIMILAR PARTY                        PAR OR MATURITY VALUE                COST                 VALUE
 -----------------------------------------------------------------------------------------------------------------------
 Corporate Debt Instruments:
    AT&T Corp.                                        6.50% due 9/15/02                                $      996,150
    Allstate Corp.                                   7.874% due 5/01/05                                       106,108
    Associates Corp.                                 6.00% due 12/01/02                                     4,989,750
    Bank One Corp.                                    6.40% due 8/01/02                                     2,303,910
    Bell Telephone Co. PA                            6.625% due 9/15/02                                       653,140
    Citigroup Inc.                                   6.75% due 12/01/05                                       631,954
    Copelco Capital Funding Corp.                     7.12% due 8/18/03                                     2,121,651
    E.I. Dupont                                       6.50% due 9/01/02                                     2,014,800
    Electronic Data Systems                          6.85% due 10/15/04                                       254,228
    Fingerhut Master Trust                            6.23% due 2/15/07                                     5,049,000
    Ford Motor Credit Corp.                          6.125% due 4/28/03                                     3,973,880
    General Electric                                 6.52% due 10/08/02                                       440,050
    General Electric                                 5.50% due 11/01/01                                     1,994,815
    General Electric                                  7.25% due 2/01/05                                       601,663
    General Motors                                   5.75% due 11/10/03                                       735,090
    Honeywell Int'l Inc.                            6.875% due 10/03/05                                     1,341,548
    Household Fin Corp.                               6.70% due 6/15/02                                       100,399
    Lehman Bros Holdings Inc.                        6.625% due 4/01/04                                       238,517
    Nationsbank Corp.                                 5.75% due 3/15/01                                     4,990,600
    Norwest Financial Inc.                           6.625% due 7/15/04                                       151,349
    Salomon Inc.                                      6.75% due 2/15/03                                     1,212,965
    Salomon Smith Barney                             5.875% due 2/01/01                                       499,835
    TCI Communications Inc.                          6.375% due 5/01/03                                       492,850
    Telefonica Europe BV                              7.35% due 9/15/05                                       606,156
    USAA Auto                                         6.00% due 5/15/04                                       390,702
    Unileven Capital Corp.                           6.75% due 11/01/03                                     5,091,300
    WalMart Stores                                    6.55% due 8/10/04                                     1,327,547
    Wells Fargo Co.                                   7.25% due 8/24/05                                       518,590
    Wells Fargo Financial Inc.                       7.00% due 11/01/05                                       513,555
                                                                                                  ----------------------
                                                                                                           44,342,102

              Eaton Corporation Share Purchase and Investment Plan

                    Schedule H, Line 4(i)--Schedule of Assets
                        (Held at End of Year) (continued)


                                              DESCRIPTION OF INVESTMENT
                                                INCLUDING MATURITY DATE,
    IDENTITY OF ISSUE, BORROWER               RATE OF INTEREST, COLLATERAL,                                 CURRENT
         OR SIMILAR PARTY                        PAR OR MATURITY VALUE                COST                   VALUE
------------------------------------------------------------------------------------------------------------------------
U.S. Government Securities:
   U.S. Treasury Notes                                5.75% due 4/30/03                                    6,247,858
   U.S. Treasury Notes                                5.25% due 8/15/03                                    1,504,680
   U.S. Treasury Notes                               6.375% due 8/15/02                                    6,031,183
   U.S. Treasury Notes                               5.625% due 5/15/01                                    3,396,804
   U.S. Treasury Notes                                   6% due 7/31/02                                    1,717,799
   U.S. Treasury Notes                                 5.5% due 7/31/01                                   10,506,850
   U.S. Treasury Notes                              5.875% due 10/31/01                                    1,352,525
   Federal Home Loan Banks                            6.00% due 8/15/02                                    1,014,060
   Federal Home Loan Banks                           5.28% due 12/10/03                                    4,920,300
   Federal Home Loan Banks                           4.99% due 12/24/01                                    2,978,430
   Federated Home Loan Banks                          6.75% due 2/15/02                                    1,016,720
   Federated Home Loan Banks                          6.75% due 5/04/01                                      501,485
   Fannie Mae                                        5.25% due 12/20/01                                    3,437,725
   Fannie Mae                                         6.50% due 8/15/04                                    1,026,250
   Fannie Mae                                         6.20% due 5/22/03                                    4,969,550
   Fannie Mae                                         6.47% due 5/16/01                                      400,064
                                                                                                  ----------------------
                                                                                                          51,022,283

Interest in Registered Investment
   Companies:
     Vanguard Windsor Fund                             7,137,572 shares                                  109,133,471
     Vanguard Wellesley Fund                           1,336,352 shares                                   27,181,391
     Fidelity Contra Fund                              2,730,255 shares                                  134,246,639
     Templeton Foreign Fund                            3,229,518 shares                                   33,393,213
     Vanguard Institutional Index Fund                   897,459 shares                                  108,341,202
                                                                                                  ----------------------
                                                                                                         412,295,916

              Eaton Corporation Share Purchase and Investment Plan

                    Schedule H, Line 4(i)--Schedule of Assets
                        (Held at End of Year) (continued)

                                                 DESCRIPTION OF INVESTMENT
                                                 INCLUDING MATURITY DATE,
      IDENTITY OF ISSUE, BORROWER              RATE OF INTEREST, COLLATERAL,                                  CURRENT
           OR SIMILAR PARTY                        PAR OR MATURITY VALUE                    COST               VALUE
---------------------------------------------------------------------------------------------------------------------------
Key Trust Company of Ohio, N.A.:
   Employee Benefits Money Market Fund*              40,988,452 units                      40,988,452         40,988,452

Common Stock:
   Eaton Corporation*                                8,520,188 shares                     439,427,757        552,429,626

Participant notes receivable*                    7-11%; variable maturities                                   29,751,642
                                                                                                       --------------------
Total investments                                                                                        $ 1,130,830,021
                                                                                                       ====================

*Indicates party-in-interest to the Plan.

              Eaton Corporation Share Purchase and Investment Plan

                         EIN 34-0196300 Plan Number 055

           Schedule H, Line 4(j)--Schedule of Reportable Transactions

                          Year Ended December 30, 2000

                                                                                                        CURRENT VALUE
                                                                                                         OF ASSET ON
       IDENTITY OF PARTY              DESCRIPTION         PURCHASE                                       TRANSACTION     NET GAIN
           INVOLVED                    OF ASSETS           PRICE       SELLING PRICE   COST OF ASSET         DATE        OR (LOSS)
-----------------------------------------------------------------------------------------------------------------------------------
CATEGORY (iii)--SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS


Key Trust Company of Ohio, N.A.*   Employee Benefits
                                    Money Market Fund   $182,855,339                    182,855,339    182,855,339
                                                                        $187,924,934    187,924,934    187,924,934        $  -

Eaton Corporation*                 Eaton Corporation      85,762,323                     85,762,323     85,762,323
                                    Common Stock                          43,577,697     37,086,293     43,577,697         6,491,404


There were no category (i), (ii) or (iv) reportable transactions during the year ended December 30, 2000.

* Indicates party-in-interest to the Plan.